AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

AGENiX

07027209

SEC MAIL PROCESSING
RECEIVED
OCT 09 2007
WASH. D.C.
186
SECTION

SEC#82-5258

21 September 2007

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange on 21 September 2007.

We are providing a copy of the announcements by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

Erica Headlam
Assistant Accountant

AGENIX

Company Announcement

21 September 2007

ThromboView® Update:

Agenix Recruits First Patient in Phase II Pulmonary Embolism Study in North America

Agenix today announced that the first patient has been recruited and imaged for its Phase II Pulmonary Embolism (PE) study which will be conducted in seven sites across the USA and Canada.

The primary aim of the study is to determine the efficacy of ThromboView® in approximately 50 patients suspected of having PE. The results will be measured in comparison to the standard method used in clinical practice, computed tomographic pulmonary angiography (CTPA). The trial is expected to complete recruitment with data available for analysis in the second quarter of 2008.

This trial follows the successful completion of the Phase II DVT (deep vein thrombosis) study in the United States and Canada and of the Phase Ib PE study completed in Australia last year. The results of the latter study won an award for best poster at the prestigious international conference of the American College of Chest Physicians (CHEST 2006). In that Phase Ib study of patients who were known to have PE, ThromboView® displayed high sensitivity against CTPA.

The current Phase II PE study will include both PE positive and negative patients, which will yield important information on the accuracy of the diagnosis, a critical requirement for successful partnering. The study will also examine the potential of reducing the imaging time after administration, allowing for a result to reach the clinician earlier than the 4 hour read time used in the Phase Ib PE trial.

Agenix CEO and Managing Director, Neil Leggett, said: "We have been working diligently over the past year in preparation for ThromboView® commercial partnering. Manufacturing processes compatible with commercial scale are now established at international contract manufacturing organisations. The Phase II PE study has been designed and now initiated. Ongoing communication with potential partners confirms their strong interest in the study outcomes."

Mr Leggett added: "In clinical trials to date, ThromboView® has been administered to 151 patients and healthy volunteers. It has shown an excellent safety profile and the ability to detect clots in both legs and lungs with high accuracy."

Interest in alternative applications for ThromboView® has emerged from academic groups in the USA and Europe which recognise the unique functional features of ThromboView® and differentiate it from the anatomical techniques used in the clinic today. Together with exciting exploratory research being conducted in PET (Positron Emission Tomography), the ThromboView® licensing package continues to build value.

The Principal Investigator of the Phase II PE study is Professor Timothy Morris from the University of California, San Diego Medical Center. Professor Morris said: "PE continues to be a major cause

of death due to under diagnosis across the world. I am excited to be leading this trial exploring the use of ThromboView® to improve the management of patients with this disease."

There is currently no single test available to definitively identify blood clots. More than 4 million imaging procedures are undertaken each year in the USA alone to diagnose blood clots. This number is expected to grow with an aging population and the increased risk of blood clots in elderly patients.

ThromboView® detects blood clots by injection of a few millilitres of radiolabelled clot-binding antibody into a patient with suspected DVT or PE. The antibody flows through the body and attaches to blood clots, which are then detected by a standard, routinely available imaging camera.

END

For more information, please contact:

Mr Neil Leggett
CEO and Managing Director
Agenix Limited
Ph: 61 7 3370 6310

Details of the Phase II PE trial (CAN/US-002-II-PE) are set out below

CAN/US-002-II-PE is a Phase II, open label, non-randomised, multi-centre, single dose study to evaluate the diagnostic accuracy of ^{99m}Tc-ThromboView® SPECT (single photon emission computed tomography) imaging for the detection and exclusion of acute PE in patients for whom there is a moderate to high clinical suspicion of PE.

The primary objective of the study is to provide estimates of the sensitivity of ^{99m}Tc-ThromboView® in patients with confirmed PE, as determined by computed tomographic pulmonary angiography (CTPA) and the specificity of ^{99m}Tc-ThromboView® in subjects with PE excluded by CTPA. The trial will also further evaluate the safety and tolerability of ThromboView® in this patient population. A further objective will be to establish optimum image acquisition parameters and interpretation guidelines and to evaluate the diagnostic utility of image post-processing techniques.

A total of 50 evaluable patients will be enrolled in this study. The study will be conducted to ICH GCP standards.

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY**] is a biotechnology company based in Brisbane, Australia. Through its wholly owned subsidiaries, Agen Biomedical Ltd and Agenix Biopharmaceutical (Shanghai) Co., Ltd, the company has a strategic goal of building and developing a pipeline of therapeutic and imaging products.

Agen Biomedical's lead candidate is its high-technology blood clot-imaging agent, ThromboView®, which has been undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radio-labelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. Preparation is underway for commencement of a Phase II pulmonary embolism clinical trial in the United States and Canada. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd.

Agenix Biopharmaceutical (Shanghai) owns two associated Chinese life science businesses. One, Shanghai Rui Guang Bio-Pharma Development Co., Ltd, is a biopharmaceutical company which has a pipeline of anti-viral drugs in development. Its lead product candidate, a hepatitis B virus drug, has successfully completed Phase III clinical trials in China and is awaiting China State Food and Drug Administration approval for market launch in China. The second, Shanghai Yi Sheng Yuan Pharmaceutical Co., Ltd, has a GMP certified manufacturing facility which has the capacity to produce 150 million tablets per annum (based on a 5-day working week at 8 hours per day).

www.agenix.com

END